RELIASTAR LIFE INSURANCE COMPANY
and its Separate Account N

ING Encore/ING Encore Flex

Supplement dated April 3, 2007 to the Contract Prospectus and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

Effective April 28, 2007, the ING American Century Select Portfolio (Service Class) will merge into the ING BlackRock Large Cap Growth Portfolio (Class S). After the close of business on April 27, 2007, all existing account balances invested in the ING American Century Select Portfolio (Service Class) will be transferred to the ING BlackRock Large Cap Growth Portfolio (Class S). In addition, after the close of business on April 27, 2007, all existing account balances invested in the ING BlackRock Large Cap Growth Portfolio (Service 2 Class) will be transferred to the ING BlackRock Large Cap Growth Portfolio (Class S). The ING BlackRock Large Cap Growth Portfolio (Class S) will be added to your contract on April 30, 2007.

Unless you provide us with alternative allocation instructions, all future allocations directed to the ING American Century Select Portfolio (Service Class) and to the ING BlackRock Large Cap Growth Portfolio (Service 2 Class) after the date of the merger will be automatically allocated to the ING BlackRock Large Cap Growth Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58702-5050
>
> 1-877-884-5050

See also the Transfers Among Investment Options section of your Contract Prospectus or Investment Options section of your Contract Prospectus for further information about making fund allocation changes.